HEALTHBRIDGE, INC.

2610-1066 West Hastings Street

Vancouver, British Columbia V6E 3X2

Canada

July 13, 2006

Brigitte Lippmann

Division of Corporate Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

         RE: Healthbridge, Inc.

         Preliminary Proxy Statement on Schedule 14AFiled
        May 31, 2006

         File No. 0-30377

Dear Ms. Lippmann:

Thank you for your comments dated June 30, 2006, related to our Preliminary Proxy Statement on Schedule 14A for Healthbridge, Inc. (the “Company”).

On behalf of the Company, we do hereby submit this response letter in connection with the filing of our amended Preliminary Proxy Statement on Schedule 14A filed electronically on July 14, 2006. Additionally, we have forwarded two clean copies and two redline copies of our amended filing to your attention by overnight courier.

Please direct any additional comments or questions to the following address and fax number:

Ruairidh Campbell, Esq. Orsa & Company 600 Westwood Terrace Austin, Texas 78746 Telephone: (512) 462-3327 Facsimile: (512) 462-3328

The following are our detailed responses to your comments.

General

1.

We note that the EDGAR code under which you filed your Schedule 14A was PRE 14A. It appears that the EDGAR code for the filing should be PREM14A as the filing related to a merger or acquisition. Please correct the EDGAR code by contacting EDGAR Filer Support at (202) 551-8900.

        Response: We have contacted Edgar Filing Support and requested that the erroneous EDGAR code be corrected.

2.

Please provide us your analysis under Texas law regarding whether shareholder approval was required to enter into the 2005 letter of intent and loan to Providence and whether this was a fundamental business change or transaction in 2005, since the loan to Providence appears to commit the company to the reverse merger.

Response: The Company, as a result of being formed before January 1, 2006, is governed by the Texas Business Corporation Act (“Act”) and will continue to be so until expiry of the Act. The Act makes no reference to “fundamental” business changes or transactions. Under the Act a corporation may lend money for its corporate purposes, invest and reinvest its funds, and take and hold real and personal property as security for the payment of funds so loaned or invested. Shareholder approval under the Act is required for amending the articles of incorporation , consummating a merger, approving a conversion or disposing of substantially all of the assets of a corporation.

Upon expiry of the Act, the Company will be governed by the Texas Business Organization Code, which requires shareholder approval for any fundamental action, defined as: an amendment of a certificate of formation; a voluntary winding up under Chapter 11; a revocation of a voluntary decision to wind up; a cancellation of an event requiring winding up; and a reinstatement. The Texas Business Organization Code also requires or recommends shareholder approval for “fundamental business transactions,” including: approval of merger; approval of a conversion; approval of an exchange; and approval of a sale of all or substantially all of a corporation’s assets.

We do not believe that shareholder approval of the letter of intent was required under either test as that letter was not an agreement to conclude any of those actions requiring shareholder approval under the Act, a fundamental action, or a fundamental business transaction, but rather a statement of mutual understanding subject to a definitive agreement. Further, the letter of intent indicates that in the event that a definitive agreement is not concluded, that the statement of mutual understanding will be of no further cause or effect. A definitive agreement has now been signed and the Company is in the process of seeking shareholder approval of the transaction.

We do not believe that shareholder approval of the Secured Revolving Replacement Promissory Note to Providence was required under either test of Texas law as the loan documentation did not constitute any of those actions requiring shareholder approval under the Act, a fundamental action, or a fundamental business transaction in the form of a commitment to a reverse merger or any other corporate transaction as defined. The loan documentation stands alone as a secured monetary obligation between the Company and Providence that should not be viewed outside the parameters of the provisions set forth therein.

3.	Please tell us why you did not file a Form 8-K disclosing the letter of intent dated November 1, 2005 and the $5 million loan to Providence.

Response: We did not file a Form 8-K disclosing the letter of intent dated November 18, 2005, as the letter was a working document, not a “material agreement,” though we did issue a press release describing the mutual intentions described therein. However, we did inadvertently fail to file a Form 8-K disclosing the execution of the Secured Revolving Replacement Promissory Note. We did however describe our commitment to loan Providence additional funds in our press release disclosing the letter of intent. Further, the Secured Revolving Replacement Promissory Note was attached as an exhibit to our Form 10-KSB for the year ended December 31, 2005, filed with the Commission on March 31, 2006.

4.

If you cease to be a shell company upon the closing of the reverse merger, please confirm that you will file a current report on Form 8-K, under Item 5.06, containing the information that would be required in a registration statement on Form 10-SB within four business days after completion of the transaction.

Response: We will cease being a shell company upon the prospective closing of the transactions. Accordingly, we confirm that we will file a current report on Form 8-K, under Item 5.06, containing the information that would be required in a registration statement on Form 10-SB within four business days after completion in the event the transactions meet with shareholder approval.

5.

Please include a section in the proxy statement describing your financial advisor’s opinion, including the procedures followed, the findings and recommendations, instructions as set forth in Item 1015(b) of Regulation M-A. Disclose in this section that the financial advisor has consented to use the opinion in the filing. Also disclose the fee he was paid for his services.

Response: We have revised the section titled Reports, Opinions, and Appraisals under Further Information Regarding Proposal 2 and the Summary Term Sheet for Proposal 2 describing our financial advisor’s opinion, including the procedures followed, findings and recommendations, following the instructions as set forth in Item 1015(b) of Regulation M-A, as well as disclosing that the financial advisor has consented to the use of his opinion in the filing. Further, we disclosed the fee that he was paid for his services.

6.     Please provide to us a copy of the entire report of the financial advisor, including the financial tables and analyses.

Response: We have included, as attached hereto, a copy of the entire report of the financial advisor. Please note the attached report does not include financial tables and analyses which Mr. Lazier did not consider useful for his analysis due to Providence’s limited operating history and the absence of proven reserves of oil or gas.

7.	Please advise us as to the Securities Act exemption upon which you will rely to issue shares of your common stock to Providence and the facts that make the exemption available.

Response: The Company intends to rely on the exemption provided by Section 4(2) of the Securities Act to issue shares of our common stock to Providence based on the following factors:

o        the issuance will be an isolated private transaction initiated by the Company which does not involve a public offering or general advertising;
o        there are a limited number of offerees who will be issued the Company's stock in an exchange for ownership units of
              Providence;
o        the offerees have committed to hold the stock for at least one year;
o        the offerees have enough knowledge and experience in finance and business matters to evaluate the risks and merits of owning shares of our common stock and are able to bear the economic risks attendant to ownership of our common stock;
o        the offerees have access to the type of information normally provided in a prospectus;
o        there will not be any subsequent or contemporaneous public offerings of the stock;
o        the stock will not be broken down into smaller denominations; and
o        the negotiations that will cause us to issue the stock took place directly between the offerees and the Company.

8.

Please note that this Division issued an interpretative letter to the NASD Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as “underwriters” under the Securities Act of 1933 when reselling the securities of the blank check company and that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for these resale transactions despite technical compliance with the requirement of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. Revise your filing to disclose the Division’s position summarized above. Similarly, we also believe that shareholders, such as Providence’s unit-holders, who obtain securities directly from a blank check issuer, rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirement of the Securities Act. Please revise your disclosure as appropriate and supplementally advise what, if any, consideration was given to registering the issuance of the shares to be issued in the change of control transaction with Providence.

Response: We have reviewed your comment and are aware of the NASD’s position on blank check companies as to the availability of Rule 144 for resale transactions. However, we do not believe that the Company is a blank check company as that term is defined in Rule 419 of the Securities Act. Rule 419 of the Securities Act of 1933, defines a blank check company as a development stage company with no specific business plan or purpose or one that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Granted, the Company is a development stage company, but we do have a definite business plan to assume the operations and assets of Providence. Further, prior to the Company’s decision to engage in exploration efforts for oil and gas, we were actively engaged within the medical waste sterilization industry. Accordingly, we believe that a revision of our filing need not include the Division’s position as summarized above.

Supplementally, we do not intend to register shares to be issued to the Providence unit-holders or the Providence promissory note holders, in the event our shareholders approve the transactions.

Summary Term Sheet for Proposal 2, page 5

9.

In you Form 10-KSB, you disclose that upon the completion of a transaction, it is possible that present management and shareholders of the company would not remain in control of the company. Further, your sole officer and directors may, as part of the terms of any transaction, resign, be replaced by new officers and directors without a vote of your shareholders. Your financial advisor notes in his opinion that after the transaction, the former shareholders of Providence will own approximately 50% of the company’s outstanding common stock. Please disclose whether the transaction will constitute a change of control and identify any new officers and directors of the company.

Response: We have added the subsection titled Change of Control, to the Summary Term Sheet for Proposal 2 and Further Information Regarding Proposal 2, to disclose that the closing of the transaction will not constitute a change of control and will not cause the appointment of new officers or directors.

10.

Please include an Interests of Certain Persons in this section describing the benefits to be received by Nora Coccaro and Marcus Muller that are not received by other shareholders in connection with the transaction.

Response: We have revised the subsection titled Interests of Our Executive Officer and Directors in the Transactions of the Summary Term Sheet for Proposal 2 and Further Information Regarding Proposal 2 to include a description of the benefits to be received by Nora Coccaro and Marcus Muller that are not similar to those received by other shareholders in connection with the anticipated transaction.

Business Conducted – Providence Exploration, LLC, page 6

11.

Please describe in greater detail the nature of the business conducted. For example, disclose that Providence is an exploration state company formed on July 12, 2005. It appears that Providence’s current operations are limited to oil drilling services performed for other entities. Please describe these services in greater detail. Also include that its oil and gas properties are undeveloped. Disclose whether Providence has begun development activities and, if so, describe these activities.

Response: We have revised the subsection titled Providence Exploration, LLC to the Summary Term Sheet for Proposal 2 and revised the information under the subheading titled Providence Exploration, LLC to the Further Information Regarding Proposal 2 to disclose that Providence is an exploration state company formed on July 12, 2005. We have also revised our disclosure to indicate that Providence’s oil and gas properties are in the early stages of development. Further, we have expanded our description of the services offered by Providence and discussed Providence’s developmental activities.

12.	Disclose whether Providence has any proved reserves as defined by the SEC’s Industry Guide 2. We may have additional engineering comments if Providence has proved reserves.

Response: We have revised the subsection titled Providence Exploration, LLC to the Summary Term Sheet for Proposal 2 and revised the information under the subheading titled Providence Exploration, LLC to the Further Information Regarding Proposal 2 to disclose that Providence has no proved reserves.

13.     Disclose that Providence has received a going concern opinion from its auditors.

Response: We have revised the subsection titled Providence Exploration, LLC to the Summary Term Sheet for Proposal 2 to disclose that Providence has received a going concern opinion from its auditors.

The Acquisition, page 6

14.     Describe the November 18, 2005 letter of intent and the total amount loaned and the purpose of the loan to Providence.

Response: We have added a new subheading titled Letter of Intent to the Summary Term Sheet for Proposal 2 and revised the information under the subheading titled Corporate History to the subsection titled Healthbridge, Inc. to describe the November 18, 2005 letter of intent. Additionally, we have discussed the letter of intent and the loan under the subsection titled The Acquisition to the Summary Term Sheet for Proposal 2.

15.	Disclose the number of securities you have issued in connection with the reverse merger and related transactions and the dilution of existing shareholders.

Response: We have revised the subsection titled The Acquisition to the Summary Term Sheet for Proposal 2 to disclose that we have not issued any securities to date in connection with the described transactions and that the shares we intend to issue, subject to shareholder approval, will have a dilutive effect on existing shareholders.

16.	Please revise to briefly summarize the material terms of the Securities Exchange Agreement and Note Exchange Agreement in plain English.

Response: We have revised the subsection titled The Acquisition to the Summary Term Sheet for Proposal 2 to expand our summary of the material terms of the Securities Exchange Agreement and Note Exchange Agreement.

The Securities Exchange Agreement, page 6

17.	Please disclose the equivalent of the shares being exchanged under the Securities Exchange Agreement as a percentage of the company’s outstanding shares.

Response: We have revised the subsection titled The Securities Exchange Agreement of the Summary Term Sheet for Proposal 2 and Further Information Regarding Proposal 2 to disclose the number of our shares being exchanged under the Securities Exchange Agreement as a percentage of our outstanding shares.

The Note Exchange Agreement, page 6

18.	Please disclose the equivalent of the share being exchanged under the Note Exchange Agreement as a percentage of the company’s outstanding shares.

Response: We have revised the subsection titled The Note Exchange Agreement of the Summary Term Sheet for Proposal 2 and Further Information Regarding Proposal 2 to disclose the number of our shares to be issued under the Note Exchange Agreement as a percentage of our outstanding shares.

Conditions Precedent to the Transactions, page 6

19.

Please describe all material conditions in the agreement. For example, describe the obligation to loan Providence up to $5 million pursuant to the terms of the Secured Revolving Replacement Promissory Note, dated December 1, 2005, for the purpose of funding Providence’s purchase of oil, gas and mineral interests and to fund Providence’s ongoing exploration and development obligations under the Joint Exploration Agreement and the Agreement of Purchase and Sale.

Response: We have revised the subsection titled Conditions Precedent to the Transaction of the Summary Term Sheet for Proposal 2 and Further Information Regarding Proposal 2 to include all material conditions of the Securities Exchange Agreement and the Note Exchange Agreement including the condition pursuant to the Secured Revolving Promissory Note that the Company loan Providence up to $5 million prior to the closing date of the prospective transactions.

The Reasons for Engaging in the Transactions, page 7

20.

Please describe in greater detail the reasons for engaging in the transaction. For example, explain why the company chose a business that is in a totally different industry than the previous business the company was engaged in. Briefly discuss the background explaining how the company found this new business.

Response: We have revised the subsection titled The Reasons for Engaging in the Transactions of the Summary Term Sheet for Proposal 2 and Further Information Regarding Proposal 2, to describe in greater detail our reasons for engaging in the detailed transactions, to explain why we chose to become involved in the oil and gas sector, and to explain how the Company found this new business.

Vote Required for Approval of the Transaction, page 7

21.

Please disclose the number of shares to be voted in favor of the transaction by agreements, arrangements or understanding with any other shareholders. For example, disclose the percent of outstanding shares held by your directors who intend to vote in favor of the transaction.

Response: We have revised the subsection titled The Vote Required for Approval of the Transaction of the Summery Term Sheet for Proposal 2 and Further Information Regarding Proposal 2, to disclose that our directors intend to vote in favor of the prospective transactions and the percentage of outstanding shares that their vote will represent.

Reports, Opinions, Appraisals, page 8

22.	Please disclose the name of your financial advisor and his conclusion regarding the fairness of the transaction to the shareholders.

Response: We have revised the section titled Reports, Opinions, Appraisals of the Summery Term Sheet for Proposal 2 and Further Information Regarding Proposal 2, to disclose the name of our financial advisor and his conclusion regarding the fairness of the transactions to the shareholders.

Past Contracts, Transactions or Negotiations, page 8

23.

Describe the letter of intent dated November 18, 2005. Also provide a cross reference to a more detailed description in the proxy statement that provides the disclosure required by Items 1005(b) and 1011(a)(1) of Regulation M-A.

Response: We have revised the section titled Past Contracts, Transactions or Negotiations of the Summery Term Sheet for Proposal 2 to describe the letter of intent dated November 18, 2005, with a cross reference to a more detailed description that provides the disclosure required by Items 1005(b) and 1011(a)(1) of Regulation M-A.

Risk Factors, page 11

24.

We note the risk factors you have included in this proxy statement, and assume that you will include similar risk factors in your periodic reports and transactional filing in the future. Note that the risk factor section in those reports must be written in plain English. To help you comply with this requirement, we refer you to “A Plain English Handbook – How to Create Clear SEC Disclosure Documents,” issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff legal Bulletin No. 7, dated June 7, 1999. We also have the following comments:

o	Please delete the last two sentences of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not refer to them.

        Response: We have deleted the last two sentences of the first paragraph.

o	Please avoid language in risk factors like “material adverse effect” or “adversely affect.” Instead, please state what the specific impact will be on your financial condition or results of operations.

Response: We have revised our disclosure to avoid language like “material adverse effect” or “adversely affect” in the body of the risk factors. Instead we have become more specific in noting the impacts on our financial condition or results of operations. We have also revised similar wording in other sections of our proxy statement.

o	Some risk factors include language like “we cannot assure you” or “there can be no assurance.” Since the risk factors should set forth the potential risk and not your inability to assure or guarantee, please revise.

Response: We have revised language like “we cannot assure you” or “there can be no assurance” the risk factors to set forth potential risks. We have also revised similar wording in other parts of our proxy statement.

o Many risk factors headings do not specify the resulting risk. Please revise them as necessary to specify clearly the risk.

        Response: We have revised several risk factor headings to specify the resulting risk.

25	Please revise your second risk factor to quantify the dilution of the transaction to your existing shareholders and disclose that Providence has no proven reserves.

Response: We have revised our second risk factor to quantify the dilution of the transaction to our existing shareholders and disclose that Providence has no proven reserves.

26.

Please add a risk factor addressing that Providence is a start up company, with a going concern opinion from its auditors. Also disclose that Providence expects losses in the future and that its current assets are insufficient to conduct its minimum plan of operation over the next 12 months.

Response: We have added a risk factor disclosing that Providence is a start up company, with a going concern opinion from its auditors. We have also disclosed that Providence expects losses in the future and that its current assets are insufficient to conduct its minimum plan of operation over the next 12 months.

Management’s Plan of Operation, page 23

27.     Please describe in greater detail the terms of your April 2006 equity financing.

Response: We have revised the section titled Management’s Plan of Operation to describe in greater detail the terms of our April 2006 equity financing.

Providence, page 24

Oil and Gas Business, page 24

28.

Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or drill. Remove all references to adjacent or analogous properties or exploration activities by other companies outside of your properties.

Response: We have revised our disclosure in the subsection titled Oil and Gas Business to describe only such geology, history or exploration results that are directly related to the properties that Providence has a right to explore and drill.

Business Strategy, page 28

29.

Please revise Providence’s plan of operation for the next twelve months to provide greater detail regarding its plans and quantify associated expenditures. Also provide a timetable with respect to its plans to work with Harding Company.

Response: We have revised Providence’s plan of operation for the next twelve months to provide greater detail regarding its plans and quantify associated expenditures, including a timetable with respect to its plans to work with Harding Company.

Results of Operations – Cost of Goods Sold, page 29

30.     Please identify in greater detail the cost of goods sold and explain why they exceed revenues for the same period.

Response: We have revised the subsection titled Cost of Goods Sold to identify in greater detail the nature of the cost of goods sold and to explain why Providence’s cost of goods sold exceeded revenues in the respective periods.

Where You Can Find Additional Information, page 35

31.     Please update the address of the SEC to 100 F St, NE.

        Response: We have updated the address as requested.

Exhibit 3 – Fairness Opinion

32.	Please explain why the value of Providence as an ongoing concern was not considered and why adequate information was not available for that analysis.

Response: We have addressed your comment with Mr. Lazier who advised us that since Providence is a start-up venture with a limited operating history that its value as a going concern would not be easy to determine and that any such determination would not be germane to his analysis. Rather, Mr. Lazier’s explained to us that his analysis is based on the assumption that Providence has identified certain prospective oil and gas properties and that the Company will have to pay to develop these properties. The questions Mr. Lazier’s opinion then addresses are whether the price paid by Providence for the identified properties is reasonable and whether the relative ownership of the Company post closing of the transactions is fair to the Company’s current shareholders considering Providence’s role in acquiring the properties and the value thereof. Mr. Lazier’s opinion concludes that the prospective transaction is fair to the Company’s shareholders.

33.

Please have Mr. Lazier revise to remove the implication that shareholders are not entitled to rely on the fairness opinion. We note that he uses the terms Company and Shareholders as separately defined terms.

Response: Mr. Lazier has informed us that the opinion he rendered as to the fairness of the prospective transaction between the Company and Providence was rendered for the consideration of the Board of Directors of the Company to assist them in determining whether to formalize a definitive agreement with the Company and was not provided for the shareholders of the Company to rely upon. Mr. Lazier is therefore not prepared to revise his opinion to remove the implication that the shareholders of the Company are not entitled to rely on the fairness opinion.

In connection with the Company’s response to these comments, we confirm the following:

o         The Company is responsible for the adequacy and accuracy in its filings;
o	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing of a Preliminary Proxy Statement on Schedule 14A, please contact me. I may be reached at (512) 462-3327.

Sincerely,

/s/ Ruairidh Campbell

Ruairidh Campbell, Esq.

Attachments

                                                         PETROLEUM INVESTMENTS

                                                             ISPYOIL, LLC.

Off:                                                                                               214-368-9414    Fax:    214-368-9094
Cell:                                                                                                      214-534-7539    email:
ispyoil@yahoo.com

March 27, 2006

Healthbridge, Inc.
1177 West Hasting Street
Suite 1818
Vancouver, British Columbia VGE 2K3
CANADA

Re: Securities Exchange with Unit Holders of Providence, LLC

Attention:        Markus Mueller
                  Nora Coccaro

Dear Sirs:

Healthbridge, Inc. (the "Company") has engaged Bruce E. Lazier ("Lazier") to act as financial adviser to the Company and issue an opinion (the "Opinion") as to the fairness, from a financial point of view, to the Company and its Shareholders of a transaction (the
"Transaction") between and among the Company and Providence Exploration, LLC ("Providence") and the Unit Holders of Providence
Exploration, LLC (the "Unit Holders").

Description of Transaction

Through the Transaction, the Company will acquire from the Unit Holders all of the outstanding ownership and rights to ownership in
Providence. The Transaction is described more fully in a draft Securities Exchange Agreement (the "Agreement") a copy of which has been supplied to Lazier.

Under the Agreement, the Company will fund the purchase of ninety percent (90%) working interest in 6,272.5 acres (approx. ten square miles) of oil and gas leases located in Comanche and Hamilton Counties, Texas, by Providence from Dallas-based Harding Company
("Harding"). The Company previously had advanced a total of $3,075,000 to Providence for the purchase of certain leases as part of a joint exploration agreement with Harding and to provide working capital for Providence. The Company ultimately will acquire one hundred percent (100%) of the ownership interests in Providence in exchange for 16,500,000 shares of its Common Stock from the Unit
Holders.

Description of Providence

Providence is a Texas limited liability company with no significant cash on hand and no debt other than for amounts previously advanced to Providence by the Company pursuant to a secured Revolving Replacement Promissory Note, dated December 1, 2005. After the transaction, the former shareholders of Providence will own approximately fifty percent of the Company's outstanding common stock and approximately twenty-seven percent (27%) of the Company on a fully diluted basis.

Providence has two subsidiaries - PDX Drilling, LLC, an energy exploration service company and Providence Resources, LLC.
Providence's principal assets are its "Joint Exploration Agreement" with Harding and its Agreement of Purchase and Sale with Global
Mineral Solutions, LLC.
Credentials of Lazier

Lazier has a degree in petroleum engineering and a Master of Business Administration from Stanford University and has worked in his career both as a petroleum engineer and investment banker. In the course of his 40 year career, Lazier has been frequently engaged in the valuation of oil and gas companies, their properties and securities in connection with mergers and acquisition, negotiated under-writings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

In addition, Lazier has been involved with several companies, specifically with respect to projects in the Barnett Shale and has some experience in evaluating prospects and projects in Val Verde County, Texas.

Scope of Review

Lazier has conducted such analyses, investigations, research and testing of assumptions as were considered by him to be appropriate in the circumstances. Lazier has met with management of both Providence and the Company and attended presentations by Harding on the
Marble Falls Limestone and Barnett Shale and by Global Mineral Solutions, LLC on the Carson Cole Prospect in Val Verde County. Lazier
was granted access to the information available to the Company and to the advisers to the Company and was not, to his knowledge, denied any type of information which might be considered material to this opinion.

Lazier's review has necessarily been limited to a review of Providence's projects with Harding and Global Mineral Solutions, LLC, and the value of Providence as an ongoing concern was not considered nor was adequate information available for that analysis. Further,
Lazier has not considered any tax or legal issues related to the transaction.

Fairness Considerations

In arriving at his opinion, Lazier has among other things, considered the following material and articles:
(i)      the current state of the domestic and international oil and gas industry;
(ii)     the relative value of the net assets, reserves and future production of the Company and Providence and the anticipated future cash flow of the Company after the Transaction;

(iii)    sensitivities of gas price, reserves, assets and discount rates to the value of the Company after the Transaction;

(iv)     the Agreement, dated March ______, 2006;

(v)      geological report on Carson Cole Prospect, Val Verde County, Telsus Exploration, Inc. dated March 7, 2006;

(vi)     "Agreement for Purchase and Sale," between Global Mineral Solutions, L.P. and Providence Exploration, LLC, dated February
         22, 2006;

(vii)    Harding Company, "Barnett Shale Opportunities," January, 2004;

(viii)   Oil and Gas Journal, "Drilling Expands in Texas Larges Gas Fields;"

(ix)     Oil and Gas Journal, "Drilling Expands in Texas Larges Gas Fields;"

(x)      Oil and Gas Journal, "Barnett Shale Area Expansion Expected in 2005;"

(xi)     Oil and Gas Journal, "Technological Advances Expand Potential Pay;"

(xii)    Oil and Gas Journal, "Reservoir Characterization Improves Stimulation, Completion Practices;"

(xiii)   Global Mineral Solutions, LLP, "Val Verde County, Texas Gas Prospect;"
(xiv)    "Providence Resources LLC and Harding Company," Fort Worth Basin; Marble Falls Limestone and Barnett Shale, September, 2005;

(xv)     "Val Verde Prospect," W.J. Purves, Highlander Energy, LLC.

Key Assumptions and Limitation

Lazier has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, and representations obtained by him from public sources or otherwise pursuant to his engagement, and this
Opinion is conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, Lazier has not attempted to independently verify the accuracy or completeness of any such information, data, advice, opinions and representations. Management has represented to Lazier as of the date hereof, among other things, that the information, data, opinions and other material (the "Information") provided to him on behalf of the Company are complete and correct in all material respects at the date the Information was provided to him and that since the date of the
Information, there has bee n material change, financially or otherwise, in the position of the Company, or in its assets, liabilities
(contingent or otherwise) business or operations and there has been no change of any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

In addition, Lazier has assumed the correctness of all representative and covenants in the Agreement by Providence are true as given.

This Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company as reflected in the information and documents reviewed by Lazier and as they were represented to it in its discussion s with management of the Company. In his analysis and in connection with the preparation of this Opinion, Lazier has made a number of assumptions with respect to industry performance, general business, market and economic conditions and other matters, which assumptions Lazier believes are reasonable to make in the context of the Transaction.

This Opinion is also limited to the fairness, from a financial point of view, of the Transaction to the Company and the Shareholders,
and Lazier expresses no opinion, as to the merits of the underlying decision by the Company to engage in the Transaction. This
Opinion necessarily is based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and lazier assumes no responsibility to update or revise his Opinion based upon circumstances or events occurring after the date hereof.

Lazier is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for his services, including rendering the Opinion. In addition, the Company has agreed to reimburse Lazier's expenses and to indemnify Lazier for certain potential liabilities arising out of the engagement.

This Opinion is given solely for the benefit of and is delivered exclusively to the Company and its Board of Directors.

Conclusion

Based upon and subject to the foregoing, it is Lazier's opinion that, as of the date hereof, the Transaction is fair to the Company and its Shareholders from a financial viewpoint.

Very truly yours,

/s/ Bruce E. Lazier
Bruce E. Lazier, P.E./M.B.A.